

May 21, 2012

Via E-mail
Wendy Cassity
Vice President, General Counsel and Secretary
Thompson Creek Metals Company Inc.
26 West Dry Creek Circle, Suite 810
Littleton, CO 80120

> **Re:** **Thompson Creek Metals Company Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed February 27, 2012**
> **File No. 001-33783**

Dear Ms. Cassity:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2011

Exhibits

1.   We note you have not filed the agreement with Sojitz Moly Resources, Inc. regarding the Endako Mine Joint Venture as disclosed on page 19. Please file this agreement and any amendments pursuant to Item 601(b)(10) of Regulation S-K or explain why this agreement is not material to investors.

Proxy Statement on Schedule 14A filed March 26, 2012

Proxy Card

2.   Please confirm that in future filings you will revise your proxy card, as needed, to reflect an advisory vote <u>to approve</u> compensation paid to the company's named executive officers.   For guidance see Exchange Act Rules C&DI, Question 169.07.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please contact Adam F. Turk at (202) 551-3657 or Pamela Howell at (202) 551-3357 with any questions.

                                                        Sincerely,

                                                        /s/ Pamela Howell
                                                        for

                                                        John Reynolds
                                                        Assistant Director